UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934




For the month of April and May 2003.


                    Carmanah Technologies Corporation


             1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes
X
No


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 0-30052

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Carmanah Technologies Corporation
                                        (Registrant)



                                        "Peeyush K. Varshney"
Date: May 12, 2003                  _____________________________________
                                        Mr. Peeyush K. Varshney, Corporate
Secretary